 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Wertheizer, Gideon (Last) (First) (Middle) c/o ParthusCeva, Inc. 2033 Gateway Place, Suite 150 (Street) San Jose, CA 95110-1002 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol ParthusCeva, Inc. PCVA 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/7/02 5. If Amendment, Date of Original (Month/Day/Year) 11/4/02
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Executive Vice President - Business Development and Chief Technology Officer (former President)
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Stock Options	$14.17	10/31/02		J(1)		26,667		(2)	2/4/09	Common Stock	26,667 shares		$26,667	D
Stock Options	$5.93	10/31/02		J(1)		7,500		(3)	8/3/05	Common Stock	7,500 shares		$7,500	D
Stock Options	$27.98	10/31/02		J(1)		13,333		(4)	4/17/07	Common Stock	13,333 shares		$13,333	D
Stock Options	$7.07	10/31/02		J(1)		2,602		(5)	8/20/04	Common Stock	2,602 shares		$2,602	D
Stock Options	$7.07	10/31/02		J(1)		523		(6)	8/20/04	Common Stock	523 shares		$523	D
Stock Options	$5.80	10/31/02		J(1)		12,361		(7)	4/21/06	Common Stock	12,361 shares		$12,361	D
Stock Options	$21.02	10/31/02		J(1)		13,333		(8)	11/24/06	Common Stock	13,333 shares		$13,333	D
Stock Options	$13.83	10/31/02		J(1)		20,000		(9)	10/26/07	Common Stock	20,000 shares		$20,000	D
Explanation of Responses:

(1) Acquired in a pro rata distribution by DSP Group, Inc. of one share of ParthusCeva, Inc. for every three shares of DSP Group, Inc. for no consideration. Strike price of ParthusCeva options received was determined by DSP Group, Inc. and ParthusCeva after closing.
(2) 25% of the shares vest on February 4, 2003. The remaining shares vest in equal quarterly installments beginning on May 4, 2003.
(3) All shares vested on the date of receipt.
(4) 8,334 shares vested on the date of receipt. The remaining shares vest in equal quarterly installments beginning on January 17, 2003.
(5) All shares vested on the date of receipt.
(6) All shares vested on the date of receipt.
(7) 9,861 shares vested on the date of receipt. The remaining shares vest in equal quarterly installments beginning on January 21, 2003.
(8) 9,166 shares vested on the date of receipt. The remaining shares vest in equal quarterly installments beginning on November 25, 2002.
(9) 10,000 shares vested on the date of receipt. The remaining shares vest in equal quarterly installments beginning on January 26, 2003.

By: /s/ Gideon Wertheizer 11/7/02 ** Signature of Reporting Person Date SEC 1474 (8-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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